Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three Months Ended March 31	Year Ended December 31
	2012	2011	2010	2009	2008	2007
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$42	$1,539	$1,247	$620	$904	$1,282
Plus:
Fixed charges exclusive of capitalized interest	71	292	266	273	343	156
Amortization of capitalized interest	4	7	7	7	7	7
Adjustments for equity affiliates	—	19	6	11	18	21

Total	$117	$1,857	$1,525	$911	$1,271	$1,466

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$51	$210	$189	$193	$254	$93
Rentals – portion representative of interest	20	82	77	80	89	63

Fixed charges exclusive of capitalized interest	71	292	266	273	343	156
Capitalized interest	2	9	7	9	8	11

Total	$73	$301	$273	$282	$351	$167

Ratio of earnings to fixed charges	1.6	6.2	5.6	3.2	3.6	8.8